Exhibit 10.13

May 14, 2021

DELIVERY VIA E-MAIL

[PRIVATE ACCOUNT INFORMATION]

RE: Employment Offer Letter

Dear Chad,

I am pleased to extend you an offer for the position of Chief Medical Officer for AEON Biopharma, Inc. (the “Company”). This position will report directly to the Chief Executive Officer. Your principal place of business will be our Newport Beach offices, located at 4040 MacArthur Blvd., Suite 260, Newport Beach CA 92660. Your start date will be May 31, 2021.

This is an exempt position, and your base compensation will be paid at a bi-weekly rate of $16,346.15, which is the equivalent of $425,000 annually, in accordance with the standard payroll practices and subject to all regular withholdings. You will also be eligible to be considered for an incentive bonus for each fiscal year up to 40% of your base salary, to the extent a bonus is offered for that fiscal year, and subject to the discretion of the senior management and Board of Directors. Any bonus for 2021 will be prorated based on your start date. Your compensation will be reevaluated annually by senior management.

In the event your employment is terminated involuntarily by the Company other than for cause, death, or disability, and you execute and do not revoke a general release of claims against the Company and its affiliates in a form acceptable to the Company, then the Company will provide you with: (A) a severance package equal to six (6) months’ base compensation; (B) an amount equal to 50% of your annual bonus that you would have earned for the calendar year in which the termination occurred, based on the target level of achievement; and (C) the Company’s continued payment of the cost (to the same extent that the Company was doing so immediately before the termination date) for all group employee benefit coverage continuation under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to the same extent provided by the Company’s group plans immediately before the termination date (“COBRA Continuation”) for six (6) months after the termination date. If the same conditions are met but your involuntary termination occurs within two (2) months before or twelve (12) months after a Change in Control (defined as a change in ownership, change in effective control, or change in ownership of a substantial portion of corporate assets), then the Company will provide you with a severance package equal to twelve (12) months’ base compensation, 100% of your target bonus and COBRA Continuation benefits for twelve (12) months.

The Company would also like to offer you stock options to acquire the equivalent of three-quarters of one percent (0.75%) ownership in AEON Biopharma, Inc., subject to a four-year vesting schedule and pursuant to the terms of the Company’s equity incentive plan. The grant of your stock options will occur promptly following your start date; provided that any grant of stock options will be made in compliance with applicable securities laws and regulations.

You will be eligible for all Company benefits, subject to the terms and conditions of each program. This includes all health and welfare plans. In addition, you will accrue 3 weeks of vacation per year.

On or before you first day of employment, you will receive a new hire packet. It contains all the paperwork you will need to complete and submit. On your first day, please be sure to bring identification documents that verify your identity and employment eligibility. This is required by the Department of Homeland Security. Should we not receive the required documentation within three (3) days from your start date, we will have to withdraw our offer of employment.

In addition, as an employee of AEON Biopharma, Inc., you will be subject to the Company’s policies and procedures as they may be amended from time to time. Your employment with the Company will be for no specified period of time. Rather, your employment will be at-will, meaning that you or the Company may terminate the employment relationship at any time, with or without cause, and with or without notice and for any reason or no particular reason. Although your compensation and benefits may change from time to time, the at-will nature of your employment may only be changed by an express written agreement signed by an authorized officer of the Company. Nothing in this offer letter or any other Company document is intended to imply continued employment or to otherwise limit the at-will employment relationship.

Representations

By accepting this offer, you represent that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as noncompetition, non-solicitation, employment agreement(s), or other work-related restrictions or obligations imposed by a current or former employer. You also represent that you will inform the Company about any such restrictions or obligations and provide the Company with as much information about them as possible, including any agreements between you and your current or former employer describing such restrictions or obligations. You further confirm that you will not remove or take any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company.

We are excited at the prospect of you joining our team ! If you have any questions about the above details, please call me immediately. Upon acceptance of this offer, we also look forward to a long lasting and mutually beneficial relationship and are confident your contributions will play a key role in our company.

Best Regards,

Chief Executive Officer

/s/Marc Forth

ACCEPTANCE OF OFFER

I understand and accept all the terms of the conditional offer of employment as set forth in this letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in this letter, and understand that this letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to its subject matter.

Accepted and Agreed

/s/ Chad Oh 14MAY2021

Chad Oh, MD